Mail Stop 3561

August 2, 2007

Bruce Capra, Chief Executive Officer
Recycle Tech, Inc.
6890 West 44th Avenue #3
Wheat Ridge, Colorado 80033

> **Re: Recycle Tech, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed July 9, 2007**
> **File No. 333-142214**

Dear Mr. Capra:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Outside Front Cover Page of Prospectus

1. We note your response to comment 2 in our letter dated May 14, 2007. Additionally, please revise your cover page to indicate that your selling security holders will sell their shares at the initial offering price of $0.52 per share until the shares are traded on the OTC Bulletin Board or a national securities exchange, at which point the selling shareholders may sell the registered shares at the prevailing market price.

We have had a history of net losses, page 6

2. Please revise the period related to the net loss of $8,941 to reflect the nine months ended February 28, 2007.

<u>Because we have a history of losses and have a working capital deficit, our…, page 6</u>

3. We reissue comment 9 in our letter dated May 14, 2007. You have not deleted the sentence in this risk factor stating that you expect to break even with your operating costs for the year ended December 31, 2007. Again, this statement mitigates the risk to you.

<u>We are dependent on our officers and the loss of any of these persons could…, page 7</u>

4. We note your response to comment 10 in our letter dated May 14, 2007. In your new disclosure in this risk factor, you state that neither Bruce Capra nor Raymond Kasel works for you on a full-time basis, and that both individuals have other business ventures or other arrangements that could create a potential conflict with respect to their allocation of time to your operations. Please consider making this disclosure a separate risk factor.

    Also, please remove the sentence in which you state that you believe that the personal contacts of your officers within the industry will be a significant factor in your continued success. This disclosure mitigates the risk to you.

<u>Dilution, page 10</u>

5. We note your response to comment 3 in our letter dated May 14, 2007. You have based your calculations in this section upon the 4,134,600 common shares outstanding as of February 28, 2007. However, we note that you have currently 4,146,600 common shares outstanding. Please revise this section so that you calculate the dilution of your shares based upon the current amount of 4,146,600 shares outstanding or tell us why it is inappropriate for you to do so.

6. Please explain to us how you derived the amount of consideration paid by existing stockholders as disclosed in the third paragraph of this section and in the table at the bottom of the page.

<u>Market Information, page 12</u>

7. We note your response to comment 13 in our letter dated May 14, 2007. Please revise to provide the range of high and low bid information for the periods of March to May and June to the present.

<u>Management's Discussion and Analysis, page 14</u>

8. In the first paragraph of your Results of Operations subsection, you state that you plan to expand your operations by increasing the products and services

you offer and increasing the number of stores you own. Please discuss these plans in detail, including a reasonable timeline for their implementation and why specifically you believe you will be able to increase your products, services, and number of stores successfully.

9. In the third paragraph of your Results of Operations subsection, you state that you "have made an effort to market [y]our products and services and continue to do so." Please describe in detail how you market your products and services and how you will continue to do so in the future.

10. On pages 14 and 15, please discuss in greater detail the reasons that your cost of goods, net losses, and net cash provided by operating activities decreased in the nine months ended February 28, 2006 to the nine months ended February 28, 2007.

11. In the second-to-last paragraph on page 14, you state and demonstrate that your gross profit has been "relatively steady" and that these gross margins are directly attributable to "better inventory control." Please discuss the reason or reasons that your gross profit has been relatively steady and how better inventory control effects your gross margins.

12. In the last paragraph on page 14, please revise your disclosure to clarify that operating expenses decreased for the nine months ended February 28, 2007 compared to the nine months ended February 28, 2006. Also, you state that your operating expenses are comprised primarily of general and administrative expenses, which are composed primarily of professional fees, salaries, and benefits and secondarily of the expenses of your corporate office. Please disclose the expenses that accounted for the change and describe the underlying causes for the changes. Further, please quantify the effect of each of these factors on the change to your operating expenses.

13. The amount of the net loss for the twelve months ended May 31, 2006 disclosed in the third sentence of the first paragraph on page 15 differs from the amount reflected in your financial statements. Please revise or advise.

14. In third-to-last paragraph of your Results of Operations subsection, you state that you believe that there is and will continue to be demand for high quality used computers at half the cost of new computers with the same hardware and software applications. Also, in the second-to-last paragraph on page 15, you state that you believe opportunities exist nationwide for your services in small to medium cities. Further, in the last paragraph of your Results of Operations subsection, you state that you expect that you will be profitable by the second quarter of your next fiscal year. Please provide the bases for these beliefs.

Liquidity and Capital Resources, page 15

15. You state that all of your loans from Bruce Capra "are under oral agreements, payable upon demand." If this arrangement may cause material risks to you, please consider adding a risk factor.

16. The amount of the net cash used for financing activities from inception through May 31, 2005 disclosed in the third sentence of the third paragraph in your Liquidity and Capital Resources subsection differs from the amount reflected in your financial statements. Please revise or advise.

17. We note that financing activities provided net cash, as opposed to used net cash, for the nine months ended February 28, 2006, the twelve months ended May 31, 2006, and the period from inception to May 31, 2005. Please revise your disclosure in the third paragraph as appropriate.

18. Please include a discussion and analysis of cash flows from investing activities for the periods presented.

Our Business, page 16

19. We note your response to comment 24 in our letter dated May 14, 2007. However, you still must revise certain portions of your Description of Business section to describe in greater detail your operations. Therefore, please address the following:

- In the last paragraph on page 16, you continue to state that your historic focus has been in the Denver metropolitan area, but you "plan to expand nationwide." Again, please describe further your expansion plans by discussing where in the nation you are planning to expand, how you are planning to expand, the costs of this expansion, and the extent if any of your expansion thus far.

- In the fifth paragraph on page 17, you state that you plan to expand your operations by adding new products and services. Please describe these new products and services and when you believe you will be able to offer them to the public.

20. We note in the About Us section on your website that you started with a small trade-in program a few years ago and received "an overwhelming response." Also, we note that you "hope to become one of the largest computer/technology recycling companies in the world" with your "radical ideas and aggressive marketing campaign." Please revise your website to

explain what you mean by "an overwhelming response." Also, based upon your current financial condition, it appears inappropriate for you to state that you hope to become one of the "largest computer recycling companies in the world." Therefore, please remove or revise this disclosure on your website. Further, please describe in detail on your website your "radical ideas and aggressive marketing campaign." Finally, if any of this disclosure is material to you, please include the information in your registration statement.

Competition, page 18

21. We note your response to comment 27 in our letter dated May 14, 2007. Please disclose the methods you use in competing with other, similar businesses so that computer owners will leave you their computers, pay your fees, and purchase your refurbished computers.

Employees, page 18

22. We note your response to comment 28 in our letter dated May 14, 2007. In your Employees subsection, you state that you have two employees, one of whom is a full-time employee. In this regard, we note that Raymond Kasel is your Secretary-Treasurer and Bruce Capra is your president and chief executive officer. However, in the second-to-last risk factor on page 7, you state neither Mr. Capra nor Mr. Kasel works for you on a full-time basis. Please revise or advise.

Security Ownership of Certain Beneficial Owners and Management, page 20

23. We note your response to comment 30 in our letter dated May 4, 2007; however, we reissue our comment since you have not included Blockacre in the beneficial ownership table. Please revise.

Experts, page 25

24. Please revise your reference to the unaudited financial statements included in the filing to refer to the unaudited financial statements as of February 28, 2007 and for the nine months ended February 28, 2007 and 2006.

Financial Statements, page F-1

25. Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

26. We note your disclosure regarding executive compensation on page 19. Please tell us why you have not given recognition to the value of services

rendered by your executive officers in your financial statements. See SAB Topic 5:T.

Statements of Stockholders' Equity, page F-6

27. We note your disclosure in the second paragraph under the "Our History" sub-headings on pages 5 and 16 regarding the amount of proceeds raised in the offering closed November 15, 2005. We assume the amount of offering proceeds differs from the amount of proceeds in the statement as a result of offering expenses. If so, please disclose that the proceeds from the offering are net of offering expenses. If our assumption is incorrect, please tell us why the proceeds disclosed on pages 5 and 16 differ from the amount reflected in the statement.

Statements of Cash Flows, page F-7

28. We assume that deferred offering costs reflected in the balance sheet at March 31, 2005 relate to the offering closed November 15, 2005 and that the offering expenses were offset against the proceeds of offering reflected in cash flows from financing activities. If so, please disclose the non-cash transaction in the schedule of non-cash investing and financing activities in accordance with paragraph 32 of SFAS 95. If our assumption is incorrect, please tell us how you accounted for the deferred offering costs reflected in the balance sheet as of March 31, 2005.

Note 1. Organization, Operations and Summary of Significant Accounting…, page F-9

29. We note your disclosure that sales returns and allowances are recorded upon return of merchandise. Please tell us why your accounting policy complies with SFAS 48.

30. We note your warranty policy disclosed in the third paragraph under the "Our Business" sub-heading on page 5. Please disclose your accounting policy and methodology used in determining your liability for product warranties. See paragraph 14a of FIN 45. Also, if you have recognized expense and/or accruals related to product warranties, please disclose the tabular reconciliation required by paragraph 14b of FIN 45.

Part II. Information Not Required in Prospectus, page II-1

Item 28. Undertakings, page II-4

> 31. We note your response to comment 43 in our letter dated May 14, 2007; however, we reissue our comment since you have not included the undertaking in Item 512(g)(2) of Regulation S-B. Please revise.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
        David Wagner & Associates, P.C.
        Via Facsimile